Exhibit 99.1

Materialise Announces Chief Financial Officer Transition Plan

Leuven, Belgium – May 29, 2015 - Materialise NV (NASDAQ: MTLS), a leading provider of additive manufacturing software and of sophisticated 3D printing services, today announced that Frederic Merckx, its chief financial officer since 2013, has notified the company of his intention to resign. In preparation for his departure, the company will undertake a search for a new chief financial officer.

Executive Chairman Peter Leys commented, “Frederic joined Materialise in 2013 to help us prepare for our IPO and to implement the systems and procedures needed to operate smoothly as a public company. Now, approximately one year after the completion of our IPO, with this mission accomplished, Frederic has decided to pursue new career opportunities. We appreciate his many contributions and wish him the best as he enters a new phase of his career.”

To facilitate an orderly transition, Mr. Merckx has agreed to remain in his current role with Materialise until September 2015. In the event a successor has not been appointed by that time, the board of directors intends to appoint an interim chief financial officer.

Mr. Merckx added, “The successful completion of Materialise’s first year as a public company presents an opportune time for me to pursue new career challenges. The past years have been very fulfilling and I am grateful for the opportunity to have worked with Materialise during this exciting period.”

About Materialise

With its headquarters in Leuven, Belgium, and branches worldwide, Materialise is a provider of Additive Manufacturing (AM) software solutions and sophisticated 3D printing services in a wide variety of industries, including healthcare, automotive, aerospace, art and design and consumer products. Materialise has been playing an active role in the field of AM since 1990, through its involvement in AM for industrial and medical applications, by providing biomedical and clinical solutions such as medical image processing and surgical simulations and by developing unique solutions for its customers’ prototyping, production, and medical needs.

Investor Contacts:

Harriet Fried/Jody Burfening

LHA

212-838-3777

hfried@lhai.com